Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO, OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION.

Q&A in respect of Takeda’s intention to acquire TiGenix

February 16, 2018

A.                DEAL RATIONALE AND TERMS

1.                  Why does Takeda intend to acquire TiGenix?

We cannot comment on Takeda’s strategy.

2.                  Why is Takeda pursuing this acquisition now?

We cannot comment on Takeda’s strategy.

3.                  Why did Takeda not wait until after the final European Commission decision in respect of Cx601?

We cannot comment on Takeda’s strategy.

4.                  What are the terms of the transaction?

Through the potential voluntary public takeover bid, Takeda intends to acquire 100% of the securities with voting rights or giving access to voting rights of TiGenix not already owned by Takeda or its affiliates at a price of EUR 1.78 per share in cash and an equivalent price per American Depositary Share and warrant. At the time the voluntary public takeover bid is commenced, it shall be comprised of two separate offers: (i) an offer for all ordinary shares issued by TiGenix and all warrants to acquire ordinary shares in accordance with the applicable law in Belgium, and (ii) an offer to holders of TiGenix’s American Depositary Shares and to holders of ordinary shares issued by TiGenix who are resident in the U.S. in accordance with applicable U.S. law. Subject to its fiduciary duties and review of the final bid prospectus, the bid is unanimously supported by TiGenix’s board of directors (including its CEO). Takeda and TiGenix entered into an offer and support agreement confirming TiGenix’s support and the terms and conditions of the bid set forth in Takeda’s January 5, 2018 press release announcing its intention to launch a potential takeover bid. Gri-Cel S.A., holding 32,238,178 TiGenix shares, and its affiliate Grifols Worldwide Operations Ltd., holding 7,189,800 TiGenix shares held in the form of American Depositary Shares, have irrevocably confirmed that they will tender their shares and American Depositary Shares into the potential public takeover bid. Consistent with their decision to support the transaction, the members of TiGenix’s Board (including the CEO) have agreed to irrevocable undertakings to tender their securities in TiGenix, and TiGenix’s CFO has as well.

5.                  When is the transaction expected to close?

Launching of the transaction is subject to the approval of the prospectus and the related response memorandum by the Belgian Financial Services and Markets Authority (FSMA). Consummation of the transaction is subject to the following conditions: (i) the tender into the offer, in aggregate, of a number of securities that, together with all securities owned by Takeda and its affiliates, represents or gives access to 85% or more of the voting rights represented or given access to by all of the outstanding securities on a fully diluted basis as of the end of the first acceptance period, (ii) the absence of a material adverse effect occurring at any time after the date of the initial announcement (i.e., January 5, 2018), (iii) Cx601 obtaining marketing authorization in the E.U. from the European Commission and (iv) the expiration, lapse or termination as appropriate of any applicable waiting periods

(including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in respect of the offer. Only if those conditions are satisfied (or waived by Takeda, as applicable) by the end of the first acceptance period, will the transaction be consummated. We expect the transaction to close in 1H 2018.

6.                   Why did Takeda decide not to just buy the U.S. rights for Cx601?

We cannot comment on Takeda’s strategy.

7.                   Has Takeda already acquired control over TiGenix?

No. Until now Takeda has only (i) announced on January 5, 2018 its intention to launch a potential takeover bid and (ii) formally notified on February 15, 2018 its intention to launch the takeover bid to the FSMA in accordance with article 5 of the Belgian Royal Decree of 27 April 2007 on public takeover bids (the “Takeover Decree”). Only upon consummation of the bid, is it expected that Takeda will acquire control over TiGenix.

8.                   When did Takeda disclose its intention to acquire TiGenix?

On January 5, 2018 Takeda announced its intention to launch a potential takeover bid to acquire TiGenix. On February 15, 2018, Takeda formally notified the takeover bid (including the draft prospectus) to the FSMA in accordance with article 5 of the Takeover Decree.

9.                   What is the fully diluted number of outstanding shares of TiGenix?

The fully diluted number of shares (including all outstanding warrants, as if fully exercised) according to the Company’s records as of February 6, 2018 is 308,859,994 shares. We kindly refer you to TiGenix’s February 6, 2018, 22.00h CET press release containing the most recent transparency information available on http://tigenix.com/news-media/press-releases/

10.            Does the irrevocable given by Grifols/ Gri-Cel include 100% of the shares held by them? Does this include the convertible bond?

Based on Grifols/Gri-Cel’s irrevocable undertaking, such undertaking refers to all 32,238,178 shares in TiGenix and all 7,189,800 shares in TiGenix held in the form of American Depositary Shares owned by Grifols’ affiliates Gri-Cel S.A. and Grifols Worldwide Operations Ltd. Based on such irrevocable undertaking Grifols/Gri-Cel did not have an interest in any other securities issued by TiGenix at the time of the irrevocable undertaking, which was entered into on January 5, 2018. Please also note that as of February 9, 2018, all convertible bonds outstanding have been converted into shares.

11.            Have any other shareholders already given irrevocables to Takeda?

Grifols affiliates (Gri-Cel S.A. and Grifols Worldwide Operations Ltd.) have irrevocably confirmed that they will tender their shares and American Depositary Shares held in TiGenix into the potential takeover bid. Consistent with their decision to support the transaction, the members of TiGenix’s Board (including the CEO) have agreed to irrevocable undertakings to tender their securities in TiGenix, and TiGenix’s CFO has as well.

12.            Do you know what percentage of the shares has already been tendered?

The acceptance period has not started yet. The number of shares tendered as a result of the takeover bid will only be known after the acceptance period is closed.

13.           Can you give more guidance on what type of event may or may not trigger the material adverse change condition?

More details and information about the material adverse change condition is set out in the notification published by the FSMA on February 15, 2018 in accordance with article 7,

section 1 of the Takeover Decree. This notification is also available on our website (section “Takeda Takeover Bid”).

14.           Do you think the price paid is a fair price?

We are not in a position to comment on the bid price except for the fact that the Board of TiGenix, consistent with its fiduciary duties and subject to review of Takeda’s takeover prospectus, unanimously supported this bid. The response memorandum and the solicitation/recommendation statement on Schedule 14D-9, respectively, that will be prepared by our Board and that will be published/filed when the acceptance period of the takeover bid starts, will set out a detailed analysis of the bid (including the offered bid price) by our Board.

B.                TAKEOVER PROCESS

1.                   Why does the press release of January 5, 2018 talk about the “intention” to acquire? Is it not yet a firm offer? What can we expect in the coming weeks?

Takeda indeed announced its “intention” to launch a potential takeover bid on January 5, 2018. On February 15, 2018, Takeda formally notified its intention to launch the takeover bid (together with the draft prospectus) to the FSMA. This notification was announced by the FSMA on its website on February 15, 2018 and is also available on TiGenix’s website (section “Takeda Takeover Bid”). Once the prospectus and related response memorandum are approved by the FSMA, and related filings are made in the United States, the acceptance period of the takeover bid will start. When the acceptance period starts, holders of securities can start tendering their securities to Takeda. Also note that consummation of the takeover bid is subject to a number of conditions as stated in the notice published by the FSMA on February 15, 2018. The takeover process is expected to take a number of months. Securities holders are urged to review the offer documents in full when available.

2.                   Can I already tender my shares in the takeover bid?

No. On February 15, 2018, Takeda formally notified its intention to launch a voluntary and conditional public takeover bid in cash on all shares and warrants of TiGenix, in accordance with article 5 of the Takeover Decree. Takeda may no longer withdraw its takeover bid, except in certain limited events including a counterbid, the absence of required governmental approval, the non-satisfaction of the conditions of the bid outside the control of Takeda, the issuance of new securities with voting rights or giving access to voting rights (except if such newly issued securities represent less than 1% of voting rights and result from obligations entered into prior to Takeda’s notification), decisions (potentially) resulting in a material change in the composition of the assets or liabilities of TiGenix, or in obligations without a real consideration, or in the case of other exceptional circumstances as set out in the Takeover Decree. We do not yet know when the actual bid will be launched, as this depends on the FSMA review process. See the response to Question B.1 above.

3.                   How can I participate in the bid?

The prospectus and related tender offer statement on Schedule TO, as applicable, that Takeda will publish when the acceptance period of the takeover bid starts will provide for each type of security how it can be tendered in in the bid. TiGenix will also prepare a response memorandum and a solicitation/recommendation statement on Schedule 14D-9, respectively. Once these documents have been finalised (and, in the case of the prospectus and response memorandum, approved by the FSMA) we intend to make them available on our website. Securities holders are urged to review the offer documents in full when available.

4.                   Is it an option to remain a security holder of the company and not tender my securities under the current bid?

There is no obligation to tender securities. In the event Takeda obtains 95% or more of the TiGenix shares and at least 90% of the TiGenix shares covered by the takeover bid, then it could undertake a squeeze out process in which it could force the remaining security holders to tender their securities to Takeda.

Following closing of the potential voluntary public takeover bid, Takeda intends to launch a squeeze-out if the above conditions for such squeeze-out are met and delist the shares of TiGenix from Euronext Brussels and Nasdaq. After the squeeze-out, TiGenix would become a wholly-owned subsidiary of Takeda.

5.                   What would be the consequences of not tendering my securities?

One of the conditions for the offer to be consummated is Takeda obtaining at least 85% of the outstanding voting rights on a fully diluted basis. If Takeda reaches at least 85% and assuming that the other conditions for the bid will be met, the bid will be consummated and any securities that have not been tendered to Takeda will remain outstanding. Shares and ADRs not tendered to Takeda will remain listed on Euronext and Nasdaq, respectively, unless Takeda de-lists such securities later on or the relevant listing criteria are not met.

In the event Takeda obtains less than 85% of the voting rights, then it is entitled to waive the 85% condition and nevertheless consummate the bid. Any securities that have not been tendered to Takeda will remain outstanding.

Following consummation of the bid, the liquidity of TiGenix’s shares and ADSs on Euronext and Nasdaq, respectively, is expected to be lower than prior to such date.

See also the response to Question B.4 above.

6.                   What are the chances that the bid price will still be adjusted upwards?

We cannot predict or give an opinion on potential price adjustments in the course of the offer. Takeda is under no obligation to adjust the price.

7.                   Do you see other parties who might be interested in the company who might consider to launch a competing bid?

We cannot comment on the intentions of other parties.

8.                   The offer price does not seem fair. Are there any other options to consider which would give me a fairer compensation for the shareholder risk I have taken since 2006?

TiGenix is not in a position to give advice on investments.

9.                   What is the timing going forward now?

Takeda has not yet formally launched the takeover bid and we cannot guarantee that — or when — the actual bid will be launched. See the response to Questions B.1 and B.2 above.

10.            Why are the convertible bonds not mentioned in the notice published by the FSMA on February 15, 2018?

Following the announcement of Takeda on January 5, 2018, all outstanding bonds were converted into TiGenix shares. We kindly refer you to TiGenix’s January 19, 2018, 22.00h CET press release referring to the conversion of all outstanding convertible bonds available on http://tigenix.com/news-media/press-releases.

C.                CX601

1.                  When do you expect approval of Cx601 in the European Union?

The positive CHMP opinion will now be referred to the European Commission, with a decision anticipated in 1H 2018.

2.                   Are you being cautious on the approval time table, or is there any specific reason why the Cx601 approval would take longer than the prescribed 67 days?

Cx601 received ratification of its Orphan Drug Designation from the Committee for Orphan Medicinal Products (“COMP”) at its meeting on January 16-18, 2018. This is a standard process that can happen either shortly before or after a CHMP opinion. In cases when it happens after a CHMP opinion, there can be a slight shift in timelines for receiving the marketing authorisation decision from the European Commission. We expect the decision from the European Commission within 67 days of the COMP decision.

Forward-looking information

This communication may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates and statements regarding the expected consummation of the tender offer, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the tender offer, the possibility that the transaction will not be completed, the impact of general economic, industry, market or political conditions, and the other risks and uncertainties discussed in TiGenix’s public filings with the SEC, including the “Risk Factors” section of TiGenix’s Form 20-F filed on April 6, 2017, as well as the tender offer documents to be filed by Takeda and the solicitation/recommendation statement to be filed by TiGenix. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond TiGenix’s control. Therefore, actual results, the financial condition, performance, timing or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this communication. Takeda and TiGenix disclaim any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in TiGenix’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.

Prospectus and response memorandum

This document constitutes communication within the scope of article 31 and 33 of the Belgian Law of 1 April 2007 on public takeover bids.

The prospectus (including the acceptance form and the response memorandum) will be available free of charge at the counters of BNP Paribas Fortis SA/NV, or by telephone (+32 (0)2 433 41 13). An electronic version of the prospectus (including the acceptance form and the response memorandum) will also be available on the websites of BNP Paribas Fortis SA/NV (www.bnpparibasfortis.be/epargneretplacer; www.bnpparibasfortis.be/sparenenbeleggen) and TiGenix (www.tigenix.com).

Disclaimer

This communication does not constitute an offer to purchase securities of TiGenix nor a solicitation by anyone in any jurisdiction in respect of such securities, any vote or approval. If Takeda decides to proceed with an offer to purchase TiGenix’s securities through a public tender offer, such offer will and can only be made on the basis of an approved offer document by the FSMA and tender offer documents filed with the U.S. Securities and Exchange Commission (“SEC”), which holders of TiGenix’s securities should read as they will contain important information. This communication is not a substitute for such offer documents. Neither this communication nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions. Takeda, TiGenix and their respective affiliates explicitly decline any liability for breach of these restrictions by any person.

Important Additional Information for U.S. investors

The voluntary public takeover bid described herein has not yet commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of TiGenix.

At the time the voluntary public takeover bid is commenced, security holders of TiGenix are urged to read the offer documents which will be available at www.sec.gov. At the time the voluntary public takeover bid is commenced, it shall be comprised of two separate offers — (i) an offer for all ordinary shares issued by TiGenix (the “Ordinary Shares”) and warrants to acquire Ordinary Shares in accordance with the applicable law in Belgium, and (ii) an offer to holders of TiGenix’s American Depositary Shares issued by Deutsche Bank Trust Company Americas acting as depositary (“ADSs”), and to holders of Ordinary Shares who are resident in the U.S. in accordance with applicable U.S. law (the “U.S. Offer”).

The U.S. Offer will only be made pursuant to an offer to purchase and related materials. At the time the U.S. Offer is commenced, Takeda will file, or cause to be filed, a tender offer statement on Schedule TO with the SEC and thereafter, TiGenix will file a solicitation/recommendation statement on Schedule 14D-9, in each case with respect to the U.S. Offer.

Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are urged to carefully review the documents relating to the U.S. Offer that will be filed by Takeda with the SEC since these documents will contain important information, including the terms and conditions of the U.S. Offer. Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by TiGenix relating to the U.S. Offer since it will contain important information. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by TiGenix and Takeda with the SEC, at the SEC’s website at www.sec.gov. In addition to the offer and certain other tender offer documents, as well as the solicitation/recommendation statement, TiGenix files reports and other information with the SEC. You may read and copy any reports or other information filed by TiGenix at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. TiGenix’s filings at the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

YOU SHOULD READ THE FILINGS MADE BY TAKEDA AND TIGENIX WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.